BARRETT & COMPANY

STATEMENTS OF FINANCIAL CONDITION
December 31, 2015 and 2014

ASSETS	2015	2014
Cash	$ 79,644	$ 124,291
Receivables from clearing organizations	205,960	123,082
Securities owned, at market value	27,923	40,048
Furniture and office equipment, at cost, less accumulated depreciation 2015 $168,339; 2014 $161,433	24,806	23,611
Other assets	1,675	1,675
	$ 340,008	$ 312,707
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$ 81,323	$ 54,296
	81,323	54,296
CONTINGENCY	-	-
STOCKHOLDERS' EQUITY		
Common stock, no par value, 1,000 shares authorized, 244 shares outstanding	275,000	275,000
Additional paid-in capital	278,386	278,386
Retained deficit	(266,291)	(266,565)
	287,095	286,821
Less cost of treasury stock, 25 shares	(28,410)	(28,410)
	258,685	258,411
	$ 340,008	$ 312,707

See Notes to Financial Statements